

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.



07026095

SUPPL

August 14, 2007

The Office of International Corporat
The Securities and Exchange Comm
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

> Re: Tsingtao Brewery Company Limited - Information Furnished
> Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act
> of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

Xiaohang SUN

PROCESSED

AUG 2 3 2007

**THOMSON
FINANCIAL**

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
    (Tsingtao Brewery)
    Chun Wei / Da-Wai Hu / Jun Zheng
    (Sullivan & Cromwell LLP)

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

August 14, 2007

A. ANNOUNCEMENT ON DATE OF BOARD MEETING.



TSINGTAO BREWERY COMPANY LIMITED
(A Sino-foreign joint stock limited company established in the People's Republic of China)
(Stock Code: 168)

ANNOUNCEMENT ON DATE OF BOARD MEETING

The Board of Directors of Tsingtao Brewery Company Limited (the "Company") hereby announces that a meeting of the Board of Directors will be convened on Monday, 27 August 2007 to consider and approve the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2007.

By Order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
13 August 2007

Directors of the Company as at the date hereof:

Executive Directors:	Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo
Non-executive Directors:	Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM
Independent Directors:	Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok

END